Exhibit 4.8

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES ACT OF 1934

The following is a summary of the material terms and provisions of the securities of Traws Pharma, Inc. (“us,” “our,” “we” or the “Company”) that are registered under Section 12 of the Securities Exchange Act of 1934, as amended, and certain provisions of our certificate of incorporation, as amended and restated (“Charter”), and bylaws, as amended and restated (“Bylaws”), that are currently in effect. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Charter and Bylaws, each previously filed with the Securities and Exchange Commission (“SEC”) and incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.8 is a part, as well as to the applicable provisions of the Delaware General Corporation Law (the “DGCL”). We encourage you to read our Charter, Bylaws and the applicable portions of the DGCL carefully.

General

Our authorized capital stock consists of 255,000,000 shares, all with a $0.01 par value of per share, of which:

●	250,000,000 shares are designated as common stock; and

●	5,000,000 shares are designated as preferred stock

(A)  Description of Common Stock

Our common stock is listed on The Nasdaq Capital Market under the symbol “TRAW.”

Voting Rights

Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of our directors and all other matters requiring stockholder action, except with respect to amendments to our Charter to alter or change the powers, preferences, rights or other terms of any outstanding preferred stock if the holders of such affected series of preferred stock are entitled to vote on such an amendment. Holders of our common stock do not have cumulative voting rights. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of common stock. Accordingly, the holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose, other than any directors that holders of any preferred stock we may issue may be entitled to elect. Except as otherwise provided by our Charter, Bylaws, the rules or regulations of any stock exchange applicable to the Company, or applicable law or pursuant to any regulation applicable to the Company or its securities, all other matters presented to our stockholders at a duly called or convened meeting, at which a quorum is present, shall be determined by a majority of the votes cast on the matter affirmatively or negatively.

Dividends

Dividends may be declared and paid on shares of our common stock as and when determined by our board of directors, subject to any preferential dividend or other rights of any then outstanding preferred stock and to the requirements of applicable law. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock will be entitled to share equally, identically and ratably in any dividends that our board of directors may determine to issue from time to time.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences.

Other Rights

Holders of our common stock also do not have any conversion, redemption, sinking fund or preemptive rights. The rights, preferences and privileges of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we have designated or may designate and issue in the future.

All outstanding shares of our common stock are, and any shares of common stock that we may issue in the future will be, fully paid and non-assessable.

(B)  Description of Preferred Stock

On April 1, 2024, the Company filed a Certificate of Designation of Preferences, Rights and Limitations of the Series C Non-Voting Convertible Preferred Stock (the “Certificate of Designation”) providing for the designation of 5,000,000 shares of the Company’s preferred stock as Series C Non-Voting Convertible Preferred Stock (the “Series C Preferred Stock”). Shares of our Series C Preferred Stock do not trade on an exchange.

Voting Rights

Except as otherwise required by applicable law, the Series C Preferred Stock does not have voting rights. However, as long as any shares of Series C Preferred Stock are outstanding, the Company shall not, without the affirmative vote of the holders of a majority of the then-outstanding shares of the Series C Preferred Stock, (i) alter or change adversely the powers, preferences or rights given to the Series C Preferred Stock or alter or amend the Certificate of Designation, amend or repeal any provision of, or add any provision to, the Charter or Bylaws of the Company, or file any articles of amendment, certificate of designations, preferences, limitations and relative rights of any series of preferred stock, in each case if any such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Series C Preferred Stock, regardless of whether any of the foregoing actions shall be by means of amendment to the Charter or by merger, consolidation, recapitalization, reclassification, conversion or otherwise, (ii) issue further shares of Series C Preferred Stock, (iii) prior to the earlier of stockholder approval of the conversion of the Series C Preferred Stock or the six-month anniversary of the Closing (as defined in the Certificate of Designation), consummate either: (A) any Fundamental Transaction (as defined in the Certificate of Designation) or (B) any stock sale to, or any merger, consolidation or other business combination of the Company with or into, another entity in which the stockholders of the Company immediately before such transaction do not hold at least a majority of the capital stock of the Company immediately after such transaction, or (iv) enter into any agreement with respect to any of the foregoing.

Dividends

Holders of Series C Preferred Stock are entitled to receive dividends on shares of Series C Preferred Stock equal to, on an as-if-converted-to-common stock basis, and in the same form as dividends actually paid on shares of our common stock.

Liquidation Rights

In the event of the liquidation, dissolution, or winding up of the affairs of the Company, whether voluntary or involuntary, the holders of Series C Preferred Stock shall rank on parity with common stockholders as to the distributions of assets.

Conversion Rights

Following stockholder approval of the conversion of the shares of Series C Preferred Stock in accordance with Nasdaq rules, each share of Series C Preferred Stock automatically converted into 400 shares of common stock, subject to certain limitations, including the Beneficial Ownership Limitation (defined below). Subsequent to the foregoing automatic conversion, and subject to the beneficial ownership limitation, holders of Series C Preferred Stock have the right to convert the shares of the Series C Preferred Stock into 400 shares of common stock at any time.

Beneficial Ownership Limitation

A holder of Series C Preferred Stock is prohibited from converting shares of Series C Preferred Stock into shares of common stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than between 4.9% and 19.9% (to be established by the holder thereof) of the total number of shares of common stock issued and outstanding immediately after giving effect to such conversion (the “Beneficial Ownership Limitation”).

Redemption Rights

In the event the Company was unable to obtain an affirmative stockholder vote to permit conversion within nine months after the initial issuance of the Series C Preferred Stock, each holder of Series C Preferred Stock could elect, at the holder’s option, to have the shares of Series C Preferred Stock be redeemed by the Company at an amount equal to the last reported closing trading price of the common stock at such time on an as-converted to common stock basis, as further described in the Certificate of Designation. The redemption right expired in connection with the Company obtaining the affirmative stockholder vote in September 2024.

(C)  Anti-Takeover Effects of Delaware Law and the Company’s Charter and Bylaws

Provisions of our Charter and Bylaws may delay or discourage transactions involving an actual or potential change of control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our Charter and Bylaws will:

●	permit our board of directors to issue up to 5,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (as of December 31, 2024, 5,000,000 shares have been designated as Series C Preferred Stock);

●	provide that all vacancies on our board of directors, including as a result of newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

●	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

●	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

●	not provide for cumulative voting rights, thereby allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election; and

●	provide that special meetings of our stockholders may be called only by the board of directors or by such person or persons requested by a majority of the board of directors to call such meeting.

In addition to the provisions of our Charter and Bylaws, we are subject to the provisions of Section 203 of the DGCL (“Section 203”) regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

●	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, the outstanding voting stock owned by the interested stockholder, (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset, stock sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of Section 203 to have an anti-takeover effect with respect to transactions our Board does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.